Exhibit 99.2

January 1, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated December 15, 2021 informing that Wipro has signed a definitive agreement to acquire LeanSwift Solutions, a Florida, US headquartered system integrator of Infor Products whose service capabilities include ERP, e-commerce, digital transformation, supply chain, warehouse management systems, business intelligence and integrations.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on December 31, 2021.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary